INVEST IN **KETTLE**

The hybrid work platform building a more human workplace


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KETTLE

opportunity combined with an extraordinary founding team (talent, diverse skills, work ethic, etc.) with a uniquely differentiated vision of where the world of work is going. As far as the team, I have never backed a harder working, more resilient or nimbler founding team than Nick, Dan, and Ryan. As far as unique vision, Kettle's product is people-centric whereas the closest competitive products are asset-centric (think utilization of a desk, office, etc.). While Kettle addresses space utilization, its vision and ethos is to help connect and empower people to do their best work on their own terms. This means being the platform that makes connecting and collaborating with colleagues in-person effortless in the more challenging context of our new hybrid reality.

Invested $315,000 this round & $100,000 previously

kettleos.com New York

Software B2B Tech

Highlights

1. 🏆 World-class leadership team from WeWork, Wayfair, & Intuit
2. 🚀 CEO has led companies to generate $70M+ in revenue & sell 10M consumer products
3. 🎯 $250,000 annual recurring revenue (ARR) since Q4 2021 launch
4. 📈 Clients include New York University, iHeartRadio, & LeagueApps
5. 🔥 100,000+ bookings powered by software

5. 🔥 100,000+ bookings powered by software

6. 💸 $5T traditional office space market is undergoing transformation NOW
7. 💰 $1M in projected ARR run rate within 12 months
8. 📣 Featured in Bloomberg, Business Insider, MorningBrew, Wired, and Forbes

Our Team



Nick Iovacchini CEO & Co-Founder

Serial entrepreneur (3x $0 to $1M+ in revenue). Experience scaling companies to $70M+ in revenue and to 10M consumer products sold. Rice University, Economics BA & George Washington


University, International Finance MA.


Ryan Donohue CTO and Co-Founder

Product leader and technology ace. Former Head of Product at Wayfair. 20+ years experience leading product and engineering teams for growth stage and Fortune 500 companies. Bentley University, Computer Information Systems BS.


Dan Rosenzweig Head of Business Development & Co-Founder

Future of work visionary. Selected Nasdaq Business Rockstar. Early WeWork; facilitated WeWork expansion to 4.5M square feet of locations in 35 cities across 6 continents. Vanderbilt University, Economics & History BA.


Jeff Hoffer VP of Engineering

Engineering whiz. 20+ years experience building platforms from 0 to 10M+ users, including at DocStoc (acquired by Intuit for $50M), Bouqs, Bank of America, and Bluebeam. University of Southern California, BS Computer Science.

Why Kettle?



KettleOS is the hybrid work platform. We're humanizing the workplace.

We're providing teams with a simple set of tools for self-organization, enabling them to effectively orchestrate when, where, and why they choose to work together.

Employers aren't prioritizing their biggest asset: **their people**




Employees want to take on meaningful work —

wherever, whenever, & however

they want.




Employees want to take on meaningful work, care for their loved ones, get in a midday gym workout, and more—wherever, whenever, and however they want. Nearly half of workers say they'd quit if they are forced back to the office full-time.

Work is such a central part of our lives—and employees are struggling to reconcile collaboration and social interaction with the convenience and comfort of working from home.

After a long, isolation-filled pandemic and last year's unprecedented employee attrition rates, talent demands for flexibility are greater than ever.

Employer dollars wasted on bad workplace strategy…

$500 BILLION / YEAR

$500 billion a year is wasted on the wrong approach to work—not to mention the time- and morale-related costs.

9 out of 10 companies have adopted a hybrid work model, but **70%** of those companies lack the tools necessary to implement it.

Kettle is the hybrid team solution connecting people

Kettle is the self-organization platform that's revolutionizing the workplace by helping employees make the most out of their optimal work lifestyle. Kettle is flexibility that works.





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Kettle's flexible platform connects people to the right places at the right time. Kettle's intuitive mobile app and hybrid management platform give people the tools they need to harmonize an effective hybrid workplace.



Put People First

Employees can self-organize and find their optimal work lifestyle via the kettle intuitive mobile app and hybrid management platform



Simplify Complexities

Leaders (org-wide or team level) can easily establish hybrid policies + schedules, while transparently communicating them to employees.



Leverage Data

Gain sharper insights into what drives employee satisfaction, fosters culture, facilitates innovation, and delivers productivity.





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Workspace Utilization

As companies continue to go hybrid, they can use data from the KettleOS platform to optimize workplace policies and create a work experience that works for everyone.

Kettle does much more than coordinate collaborative work. Now employees can plan team outings, streamline compliance, and support important culture

activities like mentorship and bond-building — effortlessly and efficiently. With Kettle, employees can reinvest 250+ hours each year in personal (non-work) priorities, achieving a healthier work-life balance. And employers can improve retention, build stronger work environments, and save billions each year in real estate costs.



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And it's working
in a big way



100,000+
Bookings powered via KettleOS

The proof is in
our traction
$250K
annual recurring revenue
100+
sales qualified leads
$1M
2023 projected ARR run rate

Forward-looking projections are not guaranteed.

Companies across industries love Kettle

 NEW YORK UNIVERSITY  Evergreen Trading  LEAGUEAPPS

 HAND & STONE MASSAGE AND FACIAL SPA  canoa   iHeartRADIO

Our world-class team has built companies to $70M+ in revenue

Our leadership team has deep software experience and an accomplished history of building companies in the future of work vertical.

We're leveraging everything we've learned from pioneering innovative work models at companies like WeWork, Wayfair, and Intuit to humanize the workplace, one hybrid team at a time.

   

Nick Iovacchini	**Ryan Donohue**	**Dan Rosenzweig**	**Jeff Hoffer**
CEO & Co-Founder	CTO & Co-Founder	Head of Biz Dev & Co-Founder	VP of Engineering
Serial entrepreneur (3x $0 to $1M+ in revenue). Experience scaling companies to $70M+ in revenue and to 10M consumer products sold. Rice University, Economics BA & George Washington University, International Finance MA.	Product leader and technology ace. Former Head of Product at Wayfair. 20+ years experience leading product and engineering teams for growth stage and Fortune 500 companies. Bentley University, Computer Information Systems BS.	Future of work visionary. Selected Nasdaq Business Rockstar. Early WeWork; facilitated WeWork expansion to 4.5M square feet of locations in 35 cities across 6 continents. Vanderbilt University, Economics & History BA.	Engineering whiz. 20+ years experience building platforms from 0 to 10M+ users, including at DocStoc (acquired by Intuit for $50M), Bouqs, Bank of America, and Bluebeam. University of Southern California, Computer Science BS.

wework wayfair INTUIT

 BLUEBEAM A NEMETSCHEK COMPANY  THE Bouqs CO.  BANK OF AMERICA

VANDERBILT UNIVERSITY  USC University of Southern California  RICE UNIVERSITY

And the press loves us!

And the press loves us!



BUSINESS INSIDER · Bloomberg · MORNING BREW · WIRED · Forbes

The hybrid work market is MASSIVE

GLOBAL TAM:

1B
knowledge workers in the world

×

$5,000avg
traditional in-person work costs
(per worker per year)[1]

=

$5 TRILLION
global TAM for traditional in-person work
models and now 90% is changing

$5 TRILLION

90%
Changing[2]

IMMEDIATE SAM:

667.5K
SMEs globally with an avg 250
people per company[3]

×

$5
Per User/Month

=

~$10B
IMMEDIATE SAM

Our SaaS business model is poised for mass adoption

Our SaaS business model is designed to land small and mid-sized enterprise (SME) clients with an average of 250 employees per company.

Teams can try Kettle & scale it across the organization

Startup

Pro

$5 Per user per month

✓ Team membership

Tiered pricing

✓ Organization membership

✓ Access to advanced analytics

✓ Dedicated account manager

We're not slowing down — NOW is the time to invest

By investing in Kettle now, you get to participate in the upside alongside VCs, financial institutions, professional investors and recognized industry leaders.

We project that Kettle will reach 30K daily active users within 2 years, putting us on track to hit a $2M ARR run rate in 24 months.

Kettle Daily Active Users: 2022-2024



Forward-looking projections are not guaranteed.

The future of work is here and it's hybrid. NOW is the time to invest.

This opportunity is unprecedented: 9 out of 10 companies are already changing the way they work and 9-to-5s in the office every single day are gone forever.

Together we can build a more human workplace.

KETTLE

INVEST NOW